Counter-Intuitive Cooking Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking (1028)	74,826.95
Total Bank Accounts	**$74,826.95**
Total Current Assets	**$74,826.95**
TOTAL ASSETS	**$74,826.95**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Short-term loans from shareholders	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$0.00**
Long-Term Liabilities	
Long-term business loans	150,000.00
Convertible Note	25,000.00
SAFE	55,664.29
Total Long-term business loans	**230,664.29**
Total Long-Term Liabilities	**$230,664.29**
Total Liabilities	**$230,664.29**
Equity	
Additional paid in capital	19,188.78
Common stock	55,060.00
Retained Earnings	-63,165.37
Net Income	-166,920.75
Total Equity	**$ -155,837.34**
TOTAL LIABILITIES AND EQUITY	**$74,826.95**